Hallett & Perrin

2001 Bryan Street, Suite 3900

Dallas, Texas 75201

August 30, 2010

VIA EDGAR

Ms. Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dave & Buster’s, Inc.

Amendment No. 1 to Registration Statement on Form S-4

File No. 333-168759

Dear Ms. Bednarowski:

We are responding on behalf of our client, Dave & Buster’s, Inc. (the “Company”), to your August 23, 2010 letter to Mr. Stephen M. King. Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Registration Statement on Form S-4 (“Amendment No. 1”).

This letter, together with Amendment No. 1, responds to the comments in your letter dated August 23, 2010. Amendment No. 1 is marked to show changes from the Company Registration Statement originally filed on August 11, 2010.

This letter repeats the comments from your letter of August 23, 2010, together with responses on behalf of the Company.

Supplemental Letter

1.	We note that you are registering the exchange offer in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

The Company has submitted the requested supplemental letter with its filing of Amendment No. 1. Additional disclosure has been inserted on pages 7 and 35.

As indicated in your letter dated August 23, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Please note that the Company is not requesting acceleration of the effective date of the pending Registration Statement at this time but will, when such request is made, provide the acknowledgments requested in your letter dated August 23, 2010.

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.

Any questions concerning this letter or the accompanying Amendment No. 1 to the Registration Statement may be directed to the undersigned at (214) 922-4120.

Very truly yours,

/s/ Bruce H. Hallett